

Patrick Russo · 3rd
Founder at OpenAxis - Techstars Anywhere 2021
New York, New York, United States · Contact info
500+ connections

 OpenAxis

Connecticut College

Experience


Founder
OpenAxis · Full-time
Aug 2020 – Present · 1 yr 3 mos
Easily visualize, share, and collaborate with data


Founder In Residence
Antler · Full-time
Mar 2020 – Jul 2020 · 5 mos
New York, New York, United States


Machine Learning Engineer
theMednet
Aug 2019 – Feb 2020 · 7 mos


Data Scientist
Via - On-Demand Transit
Sep 2016 – Apr 2019 · 2 yrs 8 mos
Greater New York City Area

· Modeled rider preferences for wait times, walking distances, etc. to improve rider/vehicle matching
· Constructed quasi-experiments looking at discontinuities to infer causality in historical data
· Implemented rolling prediction models of intraday supply, demand, ETA's, vehicle ...see more


Senior Research Analyst
Federal Reserve Bank of New York
Jun 2014 – Sep 2016 · 2 yrs 4 mos
Greater New York City Area

International Research Function in the Research and Statistics Group

· Collect, clean, and prepare data and run analyses with STATA and MATLAB
· Conduct research using a structural VAR to estimate the effects of outlook surpri ...see more



Show 3 more experiences ⌄

Education


Connecticut College
Bachelor of Arts (B.A.), Mathematics (Statistics) and Economics
2010 – 2014

with Honors and Distinction in Economics

Licenses & certifications


Triplebyte certified Data Scientist
Triplebyte
Issued Jan 2020 · No Expiration Date
See credential


Triplebyte certified Generalist Software Engineer
Triplebyte
Issued Jul 2019 · No Expiration Date
See credential